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                                                                    EXHIBIT 99.1


                         WELLPOINT HEALTH NETWORKS INC.
                      AGENT AND BROKER INCENTIVE SHARE PLAN


                                   ARTICLE ONE

                               GENERAL PROVISIONS

1.1      PURPOSE OF THE PLAN

         This WellPoint Health Networks Inc. Agent and Broker Incentive Share Plan (the "Plan") is implemented as of December 1, 1997 (the "Effective Date"), to enable WellPoint Health Networks Inc. (the "Company") to offer restricted share rights to the following eligible persons ("Eligible Persons"): persons (including employees and corporations) providing selling or similar services generally referred to as agent or broker services to the Company or to an affiliate ("Affiliate") of the Company linked to the Company by a 50% or greater chain of ownership. For these purposes, ownership means ownership of stock possessing 50% or more of the total combined voting power of the owned entity.

1.2      ADMINISTRATION OF THE PLAN

         A. Committee. The Plan will be administered by a committee or committees appointed by the Board and consisting of one or more members of the Board. If no committee is appointed, the Board will serve as the committee. The Board may delegate responsibility for administration of the Plan with respect to designated award recipients to different committees, subject to such limitations as the Board deems appropriate, or an officer of the Company. The term "Committee," when used in this Plan, refers to the committee or officer that has been delegated authority with respect to a matter, or to the Board if no committee has been delegated such authority. Members of a committee will serve for such term as the Board may determine, and may be removed by the Board at any time.

         B. Authority. Each Committee has full authority to administer the Plan within the scope of its delegated responsibilities, including authority to interpret and construe any relevant provision of the Plan, to adopt rules and regulations that it deems necessary, to determine which persons are Eligible Persons and which Eligible Persons are to receive awards under the Plan, to determine the amount and/or number of shares subject to such an award, and to determine the terms of such an award made under the Plan (which terms need not be identical). Decisions of a Committee made within the discretion delegated to it by the Board are final and binding on all persons.

1.3      STOCK SUBJECT TO THE PLAN

         A. Number of Shares. Shares of the Company's Common Stock ("Common Stock") available for issuance under the Plan will be drawn from the Company's authorized but unissued shares of Common Stock or from reacquired shares of Common Stock, including


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shares repurchased by the Company on the open market. The number of shares of
Common Stock that may be issued under the Plan will not exceed 50,000, subject to adjustment in accordance with the terms of the Plan.

         B. Expired Awards. If any outstanding award under the Plan expires, is terminated, is cancelled or is forfeited for any reason before the full number of shares governed by the award are issued, those remaining shares will not be charged against the limit in Paragraph A above and will become available for subsequent awards under the Plan.

         C. Adjustments. If any change is made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without receipt of consideration, then appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the Plan and (ii) the number and/or class of securities and price per share, if applicable, in effect under each outstanding award under the Plan. The purpose of these adjustments will be to preclude the enlargement or dilution of rights and benefits under the awards.


                                   ARTICLE TWO

                             RESTRICTED SHARE RIGHTS

2.1      RESTRICTED SHARE RIGHTS

         A restricted share right awarded under the Plan shall consist of the right, subject to such terms, conditions and restrictions (whether based on performance standards or periods of service or otherwise), to receive one or more shares of Company Stock (together with cash dividend equivalents if so determined by the Committee) as the Committee shall determine and shall be evidenced by instruments in such form as the Committee may from time to time approve. The Committee shall have the absolute discretion to determine whether any consideration (other than the services of the potential award holder) is to be received by the Corporation or its subsidiaries as a condition precedent to the issuance of shares pursuant to restricted share rights. The terms, conditions and restrictions to which restricted share rights are subject may vary from award to award.

2.2      CORPORATE TRANSACTIONS

         A. Termination. In the event of the disposition of all or substantially all of the assets or outstanding capital stock of the issuer of Common Stock by means of a sale, merger, reorganization, or liquidation, each award under this Plan will terminate unless assumed pursuant to a written agreement by the successor corporation or a parent or subsidiary thereof.

         B. Corporate Structure. The award of restricted share rights under this Plan will in no way affect the right of the issuer of Common Stock to adjust, reclassify, reorganize, or



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otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.


                                  ARTICLE THREE

                                  MISCELLANEOUS

3.1  AMENDMENT

         A. Board Action. The Board may amend, suspend or discontinue the Plan in whole or in part at any time.

         B. Modification of Awards. The Committee has full power and authority to modify or waive any or all of the terms, conditions or restrictions applicable to any outstanding award under the Plan to the extent not inconsistent with the Plan; provided, however, that no such modification or waiver shall, without the consent of the holder of the award, adversely affect the holder's rights thereunder.


3.2  TAX WITHHOLDING

         The Company's obligation to deliver shares upon the settlement of awards under the Plan is subject to the satisfaction of any applicable Federal, State and local income and employment tax withholding requirements.

3.3      EFFECTIVE DATE AND TERM OF PLAN

         A. Effective Date. This Plan will become effective on December 1, 1997, the Effective Date.

         B. Term. The Committee may make awards under the Plan at any time after the Effective Date of the Plan and before the Plan is terminated by the Board.

3.4  REGULATORY APPROVALS

         The implementation of the Plan, any awards under the Plan, and the issuance of stock pursuant to any award is subject to the procurement by the Company of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, awards made under the Plan, and stock issued pursuant to the Plan.



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3.5  USE OF PROCEEDS

         Any cash proceeds received by the Company from the sale of shares pursuant to awards under the Plan will be used for general corporate purposes.


3.6  NO SERVICE RIGHTS

         Neither the establishment of this Plan, nor any action taken under the terms of this Plan, nor any provision of this Plan will be construed to grant any person the right to remain in the service of the Company (or any subsidiary or parent of the Company) for any period of specific duration.



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